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                                  UNITED SATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTO, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                         FIRST SOUTH AFRICA CORP., LTD.
       -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G34874100
                   -------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                               Page 1 of 4 pages

                                       13G


-------------------                                            -----------------
CUSIP NO. G34874100                                            PAGE 2 OF 4 PAGES
-------------------                                            -----------------


--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Clive Kabatznik
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                                   5     SOLE VOTING POWER

                                         480,000
    NUMBER OF                 --------------------------------------------------
      SHARES                       6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                            0
       EACH                   --------------------------------------------------
    REPORTING                      7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                              480,000
                              --------------------------------------------------
                                   8     SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                480,000
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                N/A
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                9.3%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
                                Page 2 of 4 pages

                                       13G


-------------------                                            -----------------
CUSIP NO. G34874100                                            PAGE 3 OF 4 PAGES
-------------------                                            -----------------



ITEM 4.         OWNERSHIP.  As of December 31, 1997:

                (a) Amount beneficially owned: 480,000 shares. Includes 190,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Kabatznik and 290,000 shares of Common Stock, par value $.01 per share, issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $6.00 per share with respect to 5,000 options, (ii)
                        $5.00 per share with respect to 155,000 options, (ii) $4.75 per share with respect to 125,000 options, and
                        (iv) $3.75 per share with respect to 5,000 options. Does not include 175,000 shares of Common Stock issuable upon exercise of options not exercisable within 60 days. Each share of Class B Common Stock has five votes per share; each share of Common Stock has one vote per share.

                (b)     Percent of class: 9.3%

                (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or direct the vote: 480,000

                        (ii)    Shared power to vote or direct the vote: 0

                        (iii) Sole power to dispose or direct the disposition of: 480,000

                        (iv)    Shared   power  to   dispose   or   direct   the
                                disposition of: 0


SEC 1745 (2-95)
                               Page 3 of 4 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       FEBRUARY 9, 1998
                                            ------------------------------------
                                                            Date


                                                     /s/ Clive Kabatznik
                                            ------------------------------------
                                                          Signature


                                            Clive Kabatznik
                                            Chief Executive Officer, President,
                                            Chief Financial Officer and Director
                                            ------------------------------------
                                                         Name/Title

SEC 1745 (2-95)

                               Page 4 of 4 pages